SEC File Number
                                                                 000-24681

                                                                 CUSIP Number
                                                                 42223R-30-1

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                           ---------------------------

(Check One):

|_| Form 10-K    |_| Form 20-F    |_| Form 11-K    |X| Form 10-Q    |_| Form N-SAR   |_| Form N-CSR

For Period Ended:  March 31, 2007

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q

|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR

|_| Transition Report on Form 11-K

For the Transition Period Ended: ___________________

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

     Health Systems Solutions, Inc.
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Full Name of Registrant


     405 North Reo Street, Suite 300
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Address of Principal Executive Office (Street and Number)


     Tampa, FL 33609
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

|X|   (a)   The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report,  semi-annual report, transition report on
            Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|   (c)   The  accountant's  statement  or  other  exhibit  required  by  Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

In the second  quarter  of 2006,  the  Registrant  consummated  two  significant
acquisitions.   Management  needs  additional  time  in  which  to  prepare  the consolidated financial statements and prepare the Quarterly Report.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Susan Baxter Gibson               (813)                      282-3303
-------------------          ---------------            ------------------
     (Name)                    (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes |X|  No |_|

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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


The Registrant's net sales for the quarter ended March 31, 2007, are expected to be approximately $1,586,000, compared to $1,224,432 for the quarter ended March 31, 2006. The Registrant's net loss for the quarter ended March 31, 2007, is expected to be approximately $1,025,000, compared to a net loss of $34,358 for the quarter ended March 31, 2006.

                         HEALTH SYSTEMS SOLUTIONS, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 15, 2007          By:/s/ Susan Baxter Gibson
                                    --------------------------------------------
                                    Susan Baxter Gibson, Chief Financial Officer


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